NEW CANTERBURY PARK HOLDING CORPORATION
1100 Canterbury Road
Shakopee, MN 55379

May 18, 2016

Ms. Susan Block Attorney-Advisor Office of Transportation and Leisure U.S. Securities and Exchange Commission 100 F Street N.E. Washington, DC 20549	Filed as Edgar Correspondence

Re:	New Canterbury Park Holding Corporation
Registration Statement on Form S-4
Filed April 22, 2016
File No. 333-210877

Canterbury Park Holding Corporation
Preliminary Proxy Statement on Schedule 14A
Filed April 14, 2016
File No. 001-31569

Dear Ms. Block:

New Canterbury Park Holding Corporation (the “Registrant”) hereby responds to comments in the comment letter of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated May 11, 2016, relating to the above-referenced Registration Statement on Form S-4 (the “Registration Statement”) and the related Preliminary Proxy Statement on Schedule 14A (“Proxy Statement”) filed by Canterbury Park Holding Corporation (“Company”). This response is also being submitted on behalf of the Company. For convenience, the Staff’s comments are set forth below, followed by our response.

Registration Statement on Form S-4

General

1.	We note your disclosure that the reorganization has been structured to qualify as a tax-free reorganization under the U.S. Internal Revenue Code. Please file a tax opinion as required by Item 601(b)(8) of Regulation S-K. Refer also to Staff Legal Bulletin No. 19, Legality and Tax opinions in Registered Offerings, Section III, available on our website at www.sec.gov.

Canterbury Park Holding Corporation - Preliminary Proxy Statement on Schedule 14A

General

2.	Please make any conforming changes to the proxy, to the extent applicable.

Response:

The Registrant is filing concurrently with this letter an Amendment No. 1 to the Registration Statement (the “Amendment”). The Amendment provides as an exhibit the opinion required by Item 601(b)(8) of Regulation S-K, and also generally updates and clarifies information in the proxy statement/prospectus contained therein.

The Company is filing concurrently an amended Preliminary Proxy Statement that is identical to the proxy statement/prospectus in the Amendment.

* * * *

In connection with responding to the Staff’s comment, the Company acknowledges that:

•	The Registrant and the Company are responsible for the adequacy and accuracy of their disclosures in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Registrant and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If we can facilitate the Staff’s review, or if the Staff has any questions on any of the information set forth herein, please telephone Richard Primuth, our counsel, at (612) 371-3260. Thank you for your time and consideration.

Respectfully submitted,

NEW CANTERBURY PARK HOLDING CORPORATION

/s/ Randall D. Sampson
Randall D. Sampson
President and Chief Executive Officer

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